Filed by Conversant, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Alliance Data Systems Corporation
Commission File No. 001-15749

The following FAQs were made available to E*Trade on November 10, 2014 to use in communicating with Conversant Option and Restricted Stock Holders:

Alliance Data Systems Corporation/Conversant, Inc. Acquisition

Conversant Option and Restricted Stock Holder FAQs

1.	What is the effect of the acquisition?

The transaction involves the acquisition by Alliance Data Systems Corporation (“Alliance Data”) of Conversant, Inc. (“Conversant”) through the merger of Conversant with and into a wholly-owned subsidiary of Alliance Data, with the new subsidiary surviving the merger as a wholly-owned subsidiary of Alliance Data.

2.	What will stockholders of Conversant common stock receive in connection with the merger?

Simple explanation: In connection with the merger, stockholders of Conversant will receive, for each share of Conversant common stock, a combination of cash and stock of Alliance Data. In lieu of such combination, stockholders of Conversant will have the right to elect to receive, for each share of Conversant common stock, solely cash or solely stock of Alliance Data, which election will be subject to proration.

More detailed explanation:

In connection with the merger, Conversant stockholders will receive for each share of Conversant common stock, the combination, which we refer to as the Base Consideration, of (x) 0.07037 of a share, which we refer to as the Fixed Exchange Ratio, of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the New York Stock Exchange for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger, which we refer to as the Parent Closing Trading Price, multiplied by the Fixed Exchange Ratio, which cash portion of the Base Consideration we refer to as the Per Share Cash Consideration. Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62, which we refer to as the Per Share Cash Cap, and will not be less than $14.98, which we refer to as the Per Share Cash Minimum. In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48.

In lieu of the Base Consideration, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of (a) the Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (b) the Per Share Cash Consideration, which election we refer to as a Cash Election, or (2) a number of shares of

Alliance Data common stock equal to the sum of (i) the Fixed Exchange Ratio and (ii) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price, which election we refer to as a Stock Election, and which consideration we refer to as the Per Share Stock Election Consideration. The Cash Election and Stock Election are both subject to certain proration as described in the Merger Agreement.

3.	Can I exercise my vested options under the various Conversant equity plans prior to the merger?

If you would like to exercise any of your outstanding and vested options and, with respect to any shares of Conversant common stock you receive in connection with such exercise, become entitled to the per share consideration to which Conversant’s stockholders will be entitled in connection with the merger, you must exercise your options and become a stockholder with respect to the shares of Conversant common stock underlying such options prior to December 10, 2014, which is the anticipated closing date of the merger. It will take at least five business days after the date of exercise of your options for such exercise to become effective and for you to become a stockholder of Conversant with respect to such options, so you should exercise your options far enough in advance of the anticipated closing date for the exercise to become effective.

4.	If I exercise my vested options, can I make an election with respect to the Conversant shares I receive upon exercise of my options?

If you would like to make an election as to the type of consideration you will receive with respect to the shares of Conversant common stock underlying any of your outstanding and vested options, you must exercise your options and become a stockholder with respect to the shares of Conversant common stock underlying such options and make an election with respect to such shares prior to the election deadline, which is 5 p.m. New York City time on December 8, 2014. It will take at least five business days after the date of exercise of your options for such exercise to become effective and for you to become a stockholder of Conversant with respect to such options, so you should exercise your options far enough in advance of the election deadline for the exercise to become effective and for you to be able to make an election.

Please contact us at 1 (800) 838-0908 if you would like us to send you an election form with respect to shares of Conversant common stock that you received upon exercise of any options.

5.	What happens to my vested options following the merger if I don’t choose to exercise before the merger?

In the event that you do not exercise your vested options prior to the merger, your vested options will be converted into options to purchase the number of shares of Alliance Data common stock equal to the number of shares of Conversant common stock underlying such vested options immediately prior to the acquisition multiplied by the Per Share Stock Election Consideration (described above). The exercise price per share of these Alliance Data options will also be adjusted by dividing the exercise price of your vested Conversant options by the Per Share Stock Election Consideration. Your vested Alliance Data options will remain subject to all the terms and conditions that governed your vested options prior to the merger.

6.	What will happen to my unvested options under the various Conversant equity plans that will not vest before the merger?

Your unvested options will be converted into options to purchase shares of Alliance Data common stock and, once vested, will be exercisable for the number of shares of Alliance Data common stock equal to the number of shares of Conversant common stock that were subject to such options immediately prior to the merger multiplied by the Per Share Stock Election Consideration (described above). The exercise price per share of these Alliance Data options will also be adjusted by dividing the exercise price of your Conversant options by the Per Share Stock Election Consideration. Your unvested Alliance Data options will remain subject to all the terms and conditions, including vesting provisions, that governed your unvested options prior to the merger.

7.	What will happen to my unvested restricted stock awards that will not vest before the merger or in connection with the merger?

Your unvested restricted stock awards will be converted into a number of shares of restricted stock of Alliance Data equal to the number of unvested shares of restricted stock of Conversant immediately prior to the merger multiplied by the Per Share Stock Election Consideration (described above). Your converted restricted stock awards will remain subject to the same terms and conditions, including vesting provisions, that governed your restricted stock prior to the merger.

8.	What will happen to my restricted stock awards that will vest prior to or in connection with the merger?

You will be entitled to the same per share consideration as Conversant’s stockholders generally with respect to any vested restricted stock that you hold as of immediately prior to the closing of the merger or any restricted stock that vests in connection with the merger. If any such vesting occurs prior to the closing of the merger or will occur in connection with the merger, you will receive an election form from Broadridge Corporate Issuer Solutions, the exchange agent in this transaction, and you will be entitled to make an election with respect to the shares of Conversant common stock received upon vesting of your restricted stock. You must make such election by delivering a properly completed and signed election form to Broadridge prior to the election deadline, which is 5 p.m. New York City time on December 8, 2014, as described in the election form.

9.	When is the merger scheduled to occur?

The merger is currently scheduled to occur on or about December 10, 2014.

10.	Can I vote on the merger?

You do not have voting rights with respect to options. Holders of vested and unvested restricted stock have the right to vote their shares of Conversant common stock at the Conversant stockholders meeting with respect to the merger. Restricted stock holders should consult the Proxy Statement/Prospectus for information about voting.

11.	Where can I find out more information about the merger?

A Proxy Statement/Prospectus with respect to the merger has been filed with the SEC and is available at ir.conversantmedia.com/sec.cfm. Before you take any action, you should read the Proxy Statement/Prospectus carefully, as it contains important information with respect to the merger and the consideration to be received by Conversant stockholders in the merger.

12.	NOTE TO E-TRADE: If an individual requests information regarding the tax consequences in connection with treatment of their outstanding equity, as described above, please advise them to refer to the Proxy Statement/Prospectus and to their own tax advisor.

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus. The registration statement has been declared effective by the SEC and the definitive proxy statement/prospectus is being delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data have been made available free of charge on Alliance Data’s website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant have been made available free of charge on Conversant’s website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements

Certain information set forth in this communication, including statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such statements are based upon the current beliefs and expectations of the management of Conversant and are subject to significant risks and uncertainties outside of our control.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.